Exhibit (d)(45)

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN
TRANSAMERICA ASSET MANAGEMENT, INC.
AND
ARONSON+JOHNSON+ORTIZ, L.P.

THIS AMENDMENT is made as of 2:00 p.m. on November 27, 2009 to the Sub-Advisory Agreement dated as of January 1, 2009 (the “Agreement”), between Transamerica Asset Management, Inc. and Aronson+Johnson+Ortiz, L.P. In consideration of the mutual covenants contained herein, the parties agree as follows:

2.	Compensation and Schedule of Portfolios Under Management. Effective November 27, 2009, Schedule A to the Agreement is amended as follows:

Portfolio	Investment Subadvisory Fee

Transamerica Partners Large Value Portfolio	0.30% of the first $250 million; 0.20% from $250 million up to $500 million; 0.15% from $500 million up to $1 billion; and 0.125% of average daily net assets in excess of $1 billion.*

Transamerica Partners Value Portfolio	0.30% of the first $250 million; 0.20% from $250 million up to $500 million; 0.15% from $500 million up to $1 billion; and 0.125% of average daily net assets in excess of $1 billion.

*

The average daily net assets for the purpose of calculating subadvisory fees will be determined on a combined basis with Transamerica Partners Portfolios - Transamerica Partners Large Core Portfolio also sub-advised by Aronson+Johnson+Ortiz, LP.

In all other respects, the Sub-Advisory Agreement dated as of January 1, 2009 is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of 2:00 p.m. on November 27, 2009.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples

Name:	Christopher A. Staples

Title:	Senior Vice President and Chief Investment Officer

ARONSON+JOHNSON+ORTIZ, L.P.

By:

Name:

Title:

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